

September 29, 2010

Mr. Larry Reimert
Co-Chief Executive Officer
Dril-Quip, Inc.
13550 Hempstead Highway
Houston, TX 77040

> **Re:** **Dril-Quip, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 8, 2010**
> **Response Letter Dated August 26, 2010**
> **File No. 1-13439**

Dear Mr. Reimert:

We have reviewed your filing and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comments 1 and 2 from our letter dated July 29, 2010. Please provide risk factor disclosure addressing the possible effects on the company from the Deepwater Horizon incident, including the items addressed in our prior comment 1.

2. Further, please include risk factor disclosure regarding the specific risks associated with your activities in the Gulf of Mexico, including the items addressed in our prior comment 2 from our letter dated July 29, 2010.

Schedule 14A

Base Salary, page 15

3.      We note your response to our prior comment 6 from our letter dated July 29, 2010. Please include disclosure of the specific elements of your actual financial results your compensation committee compares with the annual budget in order to make its salary determinations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

                                             Sincerely,


                                             Anne Nguyen Parker
                                             Branch Chief